SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

INMEDICA DEVELOPMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

________________________
(CUSIP Number)

SNG CONSULTING LLC
ASHLEY CONQUEST
15029 N. Thompson Peak Parkway, Suite B111-520
Scottsdale, Arizona 85260
(480) 991-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 457638 10 4	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS SNG CONSULTING LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 5,000,000 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 5,000,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (1)

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1)    Percentage is based upon (i) 18,629,493 shares of common stock outstanding as of September 30, 2008, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2008 and the Issuer’s Form 8-K Current Report filed with the Securities and Exchange Commission on February 9, 2009, plus (ii) assumes the exercise of the 5,000,000 options to purchase common stock beneficially owned by SNG Consulting LLC, for a total of 23,629,493 shares.

CUSIP No. 457638 10 4	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS ASHLEY CONQUEST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 5,000,000 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 5,000,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (1)

14.	TYPE OF REPORTING PERSON IN
(1)    Percentage is based upon (i) 18,629,493 shares of common stock outstanding as of September 30, 2008, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2008 and the Issuer’s Form 8-K Current Report filed with the Securities and Exchange Commission on February 9, 2009, plus (ii) assumes the exercise of the 5,000,000 options to purchase common stock beneficially owned by Ms. Conquest, for a total of 23,629,493 shares.

Page 4 of 7 Pages

Explanatory Note:

This statement on Schedule 13D is being jointly filed by SNG Consulting LLC and Ashley Conquest (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”).

Except as may be otherwise indicated in any future filings with the SEC by either of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of InMedica Development Corporation, a Utah corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3104 E. Camelback Road, Suite 242, Phoenix, Arizona 85016.

ITEM 2.	IDENTITY AND BACKGROUND

SNG Consulting LLC, an Arizona limited liability company ("SNG"), and Ashley Conquest are the Reporting Persons filing this Schedule 13D.  The address for both SNG and Ms. Conquest is 15029 N. Thompson Peak Parkway, Suite B111-520, Scottsdale, Arizona 85260.  SNG's and Ms. Conquest's principal business is accounting services for clients of SNG.  Ms. Conquest is the sole member and manager of SNG.  Ms. Conquest is the daughter of Ronald Conquest.  Effective January 30, 2009, Ronald Conquest was appointed as a Director and the Chairman and Principal Executive Officer of the Issuer.  Ashley Conquest and Ronald Conquest serve as the co-managers of ValuMobile LLC., a Nevada limited liability company ("ValueMobile"). During the last five years, neither SNG nor Ms. Conquest have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Conquest is a citizen of the United States and a resident of the State of Arizona.

Page 5 of 7 Pages
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Stock Purchase Option Agreement dated December 8, 2008 (the “SNG Agreement”), SNG acquired a one-year option to purchase 5,000,000 restricted shares of the Common Stock of the Issuer at a purchase price of $0.01 per share  (the "Option").  The Option expires on December 31, 2009.  The SNG Agreement is transferable by SNG.  As consideration for the SNG Agreement, SNG transferred to the Issuer 100% ownership of ValuMobile. ValuMobile was newly formed at the time of the SNG Agreement.  The SNG Agreement further provides that SNG and any of its affiliates shall not collectively acquire more than 88% of the outstanding Common Stock of the Issuer until such time as the Issuer or ValuMobile has been funded with at least $1,500,000.  If SNG purchases all 5,000,000 shares of Common Stock available to be purchased pursuant to the SNG Agreement, assuming no other outstanding options are exercised, SNG would own 21.2% of the Issuer’s then outstanding shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired their beneficial ownership in the shares in the transaction described in Item 3.  The Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information is based upon a total of 18,629,493 shares of the Issuer’s Common Stock outstanding as of September 30, 2008, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2008 and the Issuer’s Form 8-K Current Report filed with the Securities and Exchange Commission on February 9, 2009.

SNG beneficially owns 5,000,000 shares, or approximately 21.2%, of the Issuer’s outstanding Common Stock. Ms. Conquest beneficially owns 100% of such shares, or approximately 21.2% of the Issuer’s outstanding Common Stock.  SNG, with Ms. Conquest, have the power to vote or to direct the vote of 5,000,000 shares of Common Stock upon exercise of the Option and the power to dispose or to direct the disposition of such 5,000,000 shares.

No Reporting Person has effected any transactions in the Issuer’s Common Stock since the acquisition of the Option on December 8, 2008, or during the sixty days prior to the date of this Schedule 13D, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

Page 6 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

     The following documents are included as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement dated April 8, 2009, by and among the Reporting Persons

Exhibit 2	Stock Purchase Option Agreement between the Issuer and SNG Consulting LLC dated December 8, 2008

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2009

SNG CONSULTING LLC, an Arizona limited liability company
/s/ Ashley Conquest

By:	Ashley Conquest
Sole Member and Manager

/s/ Ashley Conquest

Ashley Conquest, Individually